APR 9 2004

AR/S

7·24 solutions™ INC

ANNUAL REPORT | 2003

Powering the Future of Mobility Services Today

Contents

This report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. For Additional information, please see "Information Regarding Forward-Looking Statements."

Chief Executive Officer's Letter



John J. Sims, CEO

Fellow Shareholders:

Two years ago, 724 Solutions began a journey to re-focus our Company on providing the mobile network operator marketplace with best-of-breed next generation IP-based mobile data infrastructure. In 2003, our X-treme Mobility Suite of products was established as a market force with competitive wins across the globe, resulting in more than 80% of our fourth quarter revenues being generated from mobile network operator customers, as compared to approximately 30% in the fourth quarter of 2002. Industry observers believe that mobile network operators will grow their mobile data revenues to more than $150 billion globally by 2007, confirming our belief that this is the right growth market for our Company.

VISION FOR THE FUTURE

The first element of our vision is 724 Solutions as a profitable company, a goal that we will continue to pursue rigorously in 2004. In this regard, we have made substantial progress over the past year in managing expenses tightly and focusing our resources on the best long-term opportunities for the Company. Specifically, our pro forma operating costs in the fourth quarter of 2003 were $5.7 million, a 29% reduction from $8 million in the fourth quarter of the prior year. We expect our cost restructuring programs to continue into early 2004, resulting in quarterly pro forma operating costs being driven to levels significantly under $5.0 million.

724 Solutions has the technology, experience and industry knowledge to grow revenue to be a leader in powering mobile data infrastructure and solutions for next generation IP-based networks. There are many signs that the mobile data market is finally accelerating. We are encouraged by the level of purchasing activity by mobile network operators and their attention to premium content offerings for their subscribers. For example, 559 million WAP/content page impressions by the more than one million O_2 Active subscribers last October is a strong indicator of the value of this content. We see mobile operators focusing their efforts on applying technology to bring on board larger numbers of premium content partners and choices, on driving MMS volumes with application-to-person messaging, on increasing WAP 2.0 and MMS capable phone penetration and traffic and on paying more attention to the quality of their data infrastructure, all with the intention of capturing their share of the growing data revenue opportunity.

MOBILE NETWORK OPERATORS

Our X-treme Mobility Suite is enabling mobile operators to deploy data networks that are as reliable as their voice networks – reliability is a critical issue as data revenues approach 20% of leading operators total service revenues. We also allow mobile network operators to transform their current data offerings into thriving mobile data bazaars, with an unlimited selection of premium content to stimulate the interests of their subscribers. Differentiation and premium content provider self-provisioning are other critical issues that mobile operators are solving to enhance data subscribers' experiences.

Our customers are reaping the benefits of our X-treme Mobility Suite. Subscriber adoption rates of 2.5G data services have reached significant levels; Sprint PCS Vision, powered by our X-treme Mobility Gateway (XMG), boasts the industry's highest data ARPU per subscriber ($11/month in the fourth quarter of 2003) with over 3.2 million subscribers in just 18 months of service. We believe that factors such as reliable data networks, compelling premium content (games, ring tones, infotainment), color screen handsets and camera phones are accelerating customer adoption and success of mobile data services. New XMG customers in 2003 include Radiolinja Finland, a competitive win against Nokia, Radiolinja Estonia and MTC-Vodafone Kuwait. XMG is enabling its customers to offer revenue generating premium content data services such as Java games, picture messaging, infotainment services, graphics, video and music, with a potential subscriber base over 25 million, and over 5 million licensed subscribers.

Our X-treme Service Activity Manager (XSAM) is deployed at Digi Telecommunications in Malaysia and powers its third party premium content offerings. A second major Asian operator and a top five North American operator, representing a subscriber potential of almost 30 million, selected XSAM to help power their premium content services. We see many opportunities emerging for XSAM in 2004. Our X-treme Alerts Platform (XAP) was also deployed at a top ten North American operator to generate voice and SMS based alerts to enhance its own customer management, and we see further strong interest in intelligent messaging based services, as mobile network operators look to provide their subscribers with personalized insight into their various premium content service offerings.

The momentum established with mobile operator deployments was made possible in part by the productive relationships established with our channel partners. We have had a long-time productive relationship with HP, we have developed important partnerships with ZTE (China), Anabatic Technologies (SE Asia) and ITS (Middle East). All of these relationships contributed positively to revenue in 2003 and we expect that trend to grow further in 2004.

In 2003, we enhanced the capabilities of our X-treme Mobility Suite. Leading the industry, 724's X-treme Mobility Suite is now available on Linux, in addition to Sun Solaris and HP-UX platforms, offering mobile operators the broadest range of choices and the opportunity to drive to an even lower total cost of ownership. The recent launch of X-treme MMS Accelerator (XMA) at the 3GSM World Congress leverages our proven XMG architecture to enable new messaging revenues for mobile operators with application-to-person MMS.

THE YEAR AHEAD

2004 is a pivotal year for our Company. Modest revenue growth, coupled with continued aggressive cost management, will put the Company in a position to achieve profitability. We believe strongly that we are investing prudently in the right market segments, with the right products, and we are very committed to executing this strategy for long-term results to maximize value of the Company for our shareholders.

I thank you for your continued support.

Sincerely,

John J. Sims
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with our audited annual consolidated financial statements for the year ended December 31, 2003 and accompanying notes set forth elsewhere in this report. All financial information is presented in U.S. dollars.

Some of the statements set forth in this section are forward-looking statements relating to our future financial condition and results of operations. Our actual results may vary from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements."

OVERVIEW

724 Solutions Inc. is a leading provider of next-generation IP-based network and data services. We were incorporated in 1997, and in 1999 we introduced our initial products and solutions for the financial services industry ("FI"). In 2001, we began offering our products to mobile network operators ("MNO's").

During 2002, we concluded that the adoption of wireless technologies by the financial services industry had slowed considerably and that such organizations would remain conservative about this type of investment for the next two to three years. At the same time, our analysis indicated that the opportunity in the MNO sector was potentially larger and also likely to develop sooner. We therefore made the decision to principally focus on the MNO market, with a corresponding diminished focus on the delivery of financial services applications.

Accordingly, we made the decision to adjust the size of the investment that we were making in each of these two market segments; substantially reducing the level for the FI market, while bolstering that for the MNO market. We continue to monitor our cost structure to ensure that the investments we make on a product-by-product basis are appropriate to the revenue opportunities we believe exist.

We believe that MNO's planning next-generation data networks face two distinct challenges. Firstly, it is important that data networks are designed to support a wide variety of new revenue opportunities, partnerships and technologies so that the mobile operators can adjust their strategies quickly. Secondly, it is equally important that mobile operators deploy data networks that can grow smoothly and reliably, without creating economic barriers or compromising return on investment.

724 Solutions designed the X-treme Mobility Suite ("XMS") of products to address the challenges that mobile operators face in deploying next-generation data networks. Our XMS gateway products enable mobile operators to implement solutions based on emerging open standards technologies including WAP 2.0, MMS, SMS and J2ME. XMS application enablers support a wide variety of commerce initiatives and third party content initiatives. The X-treme Mobility Suite provides the flexibility, scalability and total cost of ownership metrics that help ensure both the short-term and long-term success of next-generation mobile data networks.

Our customers currently include leading mobile network operators. With our corporate office in Santa Barbara, California, we have development and sales offices around the world, including Hong Kong, Switzerland, Germany, Toronto, the United Kingdom and the United States.

DEVELOPMENTS IN 2003

RESTRUCTURING AND OTHER CHARGES

During 2003, we continued the cost reduction initiatives that we began in 2001. These efforts were implemented in order to reduce our overall operating costs and to realign our operating expenses and investments with a view to achieving operational profitability. We reduced our worldwide work force by approximately 40 people and closed redundant facilities. As a result of these transactions, we recorded $950,000 in restructuring charges related to severance and lease exit costs. These charges were mostly offset by a reduction to our hosting reserve of $900,000, as actual hosting related costs were lower than our original estimate (see note 15(a) to our consolidated financial statements).

Management's Discussion and Analysis of Financial Condition and Results of Operations

WRITE-DOWN OF GOODWILL

SFAS No. 142 and CICA Handbook section 3062 require goodwill to be assessed for impairment only, rather than being amortized, on a prospective basis starting January 1, 2002 (see "Significant Accounting Policies," note 2 to our consolidated financial statements). We assessed the value of goodwill at December 31, 2003 and recorded a write-down of $9.1 million.

As described in note 15(b) of our consolidated financial statements, at the end of 2003, the carrying value of goodwill was nil.

REVERSE STOCK SPLIT

On April 24, 2003, our shareholders approved a ten for one reverse stock split of our common shares. As a result, the historic number of shares, historic loss per share and the weighted average number of shares used in compiling basic and diluted loss per share have been restated for all periods presented to reflect the reverse stock split.

STOCK-BASED COMPENSATION

Prior to January 1, 2003, we applied the intrinsic method of accounting to employee stock options. Under this method, deferred stock-based compensation is recorded only if the current market value of the underlying common share exceeds the exercise price per share on the date of grant.

The CICA Accounting Standards Board has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("HB3870") to require entities to account for employee stock options using the fair value based method beginning January 1, 2004, and encouraged companies to adopt early in 2003. We have chosen to early adopt the fair value based method on a prospective basis in 2003 under both HB3870 in Canada and FAS148 for US GAAP reporting.

Since the total stock option expense for 2003 using the fair value based method is only $62,000, we have determined that it is not necessary to restate our 2003 quarterly results.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in note 2 to our audited annual consolidated financial statements for the year ended December 31, 2003.

REVENUE RECOGNITION

SOURCES OF REVENUE

We derive revenue from licensing our products and providing related services, including installation, integration, training, maintenance and support, and application hosting services. We recognize revenue from our license agreements when all the following conditions are met:

- We have an executed license agreement with the customer;
- We have delivered the software product to the customer;
- The amount of the fees to be paid by the customer is fixed and determinable; and
- Collection of these fees is deemed probable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Typically, software license agreements are multiple element arrangements that include related maintenance and implementation fees. Accordingly, the fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence of fair value ("VSOE") of each element. For those contracts for which we do not have sufficient VSOE, we use the residual method to record revenues. Under this method, if we have VSOE for all undelivered elements (typically, services and maintenance) we can record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

For license and services agreements that provide significant commitments to refunds and/or penalties on the services and/or license components should the system not perform according to documented specifications, we defer recognition of revenue for the amount subject to refund or penalty on unproven products until we achieve contractually defined milestones or until customer acceptance has occurred, as the case may be for such agreements.

PRODUCT REVENUE

Product revenue consists of the following:

- Fixed License Fee Arrangement - a one-time license fee for a fixed number of copies or unlimited use of the software with a perpetual term. We typically recognize the upfront fees in the period the contract is executed or shortly thereafter.
- Variable License Fee Arrangement - a variable license fee based on the numbers of users in a period. Revenue is recognized on an ongoing basis and will vary with the number of our customers' end users.
- Reseller Arrangement - the reseller typically pays a non-refundable licensing fee for our software and/or a royalty fee based on the related number of users. We recognize revenue associated with non-refundable license fees when we have met our revenue recognition criteria for license agreements as outlined above.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

Revenue from implementation and customer services includes fees for implementation of our product offerings, consulting and training services. Customers are charged a fee based on time and expenses. Revenue from implementation and customer service fees is recognized as the services are performed or deferred until we achieve contractually defined milestones or until customer acceptance has occurred, as the case may be, for such contracts.

MAINTENANCE FEES

We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period. When associated with the variable fee license model, any maintenance payments will be recognized on a monthly basis as earned.

HOSTING FEES

We no longer provide hosting services directly. Instead, we have arranged an alliance with Computer Sciences Corporation ("CSC"), whereby CSC is our preferred hosting partner for current and future customer deployments where hosting is or will be required. Under our existing hosting contracts, we typically charge customers a monthly flat fee or a monthly fee based on the number of users. The fees are recognized on a monthly basis.

For a more detailed description of our revenue recognition policies, please refer to note 2(c) of our annual audited consolidated financial statements for the year ended December 31, 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As applied to our financial statements, these principles conform in all material respects with U.S. generally accepted accounting principles.

REVENUE

PRODUCT REVENUE
In the year ended December 31, 2003, product revenue decreased to $7.0 million from $8.8 million in 2002. As indicated in the Overview section, starting in 2002 and continuing through 2003, our focus on MNO's increased while our focus on the financial services industry decreased. Revenue from our XMS suite of products increased to $5.8 million in 2003 from $1.3 million in 2002. During 2003 and 2002, product revenue from the financial services industry was $1.2 million and $7.5 million, respectively.

SERVICE REVENUE
Service revenue decreased to $5.9 million for the year ended December 31, 2003 from $11.9 million in 2002. The decrease was a result of changing our customer focus to MNO's and our product focus to the X-treme Mobility Suite of products. In 2003, service revenue from our XMS suite of products decreased to $2.7 million from $4.7 million in 2002. While the number of installations in the MNO sector increased significantly in 2003, the scope of the services performed was much narrower because we enhanced our core products, thus making it unnecessary for new MNO customers to incur significant customization charges. Service revenue from the financial services industry was $3.2 million in 2003, down from $7.2 million in 2002.

OPERATING EXPENSES

COST OF REVENUE
Cost of revenue ("COR") consists primarily of personnel costs associated with customer support, training and implementations, as well as amounts paid to third-party consulting firms for those services, together with an allocation of expenses for our facilities and administration.

Cost of revenue was $6.0 million for the year ended December 31, 2003, compared to $7.3 million in 2002. COR decreased in 2003 because we completed fewer projects and they tended to be narrower in scope than those completed in 2002 and because we eliminated costs not essential to our focus on mobile network operators. Cost of revenue, as a percentage of revenue, was 47% for the year ended December 31, 2003 compared to 35% in 2002.

RESEARCH AND DEVELOPMENT
Research and development ("R&D") expenses include compensation of software development teams working on the continuing enhancement of our products as well as our quality assurance and testing activities. These expenses also include the cost of retaining independent contractors and consultants, software licensing expenses, and allocated operating expenses.

Research and development expenses decreased to $9.4 million for the year ended December 31, 2003, compared to $16.6 million in 2002. The decrease is a result of our restructuring initiatives through which we reduced our R&D headcount and developed a more streamlined, integrated and focused product road map that reduced duplication in the R&D process. We continue to evaluate our R&D expenditure needs based on our new product architecture and services and the current market environment. R&D expense, as a percentage of revenue, was 73% for the year ended December 31, 2003, compared to 80% in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

SALES AND MARKETING

Sales and marketing ("S&M") expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and allocated operating expenses.

Sales and marketing expenses were $7.0 million for the year ended December 31, 2003, compared to $17.2 million in 2002. The decrease is a result of the reduction in the number of sales and marketing personnel and reduced spending on discretionary marketing programs. We continue to monitor our sales and marketing expenditures to ensure that they remain aligned with our targeted opportunities as well as prevailing market conditions. S&M expense, as a percentage of revenue, was 54% for the year ended December 31, 2003, compared to 83% in 2002.

GENERAL AND ADMINISTRATIVE

General and administrative ("G&A") expenses include salaries and benefits for corporate personnel and other general and administrative expenses such as facilities, travel and professional consulting costs. Our corporate staff includes executive officers and business development, financial planning and control, legal, human resources and corporate administration staff.

G&A expenses decreased to $4.1 million for the year ended December 31, 2003, compared to $7.0 million in 2002. The decrease in G&A expenses reflects our restructuring initiatives that have reduced complexity in our business in order to align our infrastructure with the current market environment. G&A expense, as a percentage of revenue, was 32% for the year ended December 31, 2003, compared to 34% in 2002.

DEPRECIATION AND AMORTIZATION

Depreciation expense was $908,000 in the year ended December 31, 2003, compared to $5.1 million in 2002. Depreciation decreased significantly because we have decommissioned redundant fixed assets and reduced our capital expenditure budgets as part of our restructuring initiatives.

Amortization expense decreased to $3.5 million for the year ended December 31, 2003, compared to $4.4 million in 2002. The amortization expense recorded in 2003 and 2002 represents the amortization of acquired technology, which was amortized over a period of two to five years.

As described in note 15 of our consolidated financial statements, at the end of 2003, the carrying value of acquired technology was nil.

STOCK-BASED COMPENSATION

Prior to January 1, 2003, we applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("HB3870"), only to employee stock appreciation rights, and applied the intrinsic method of accounting to employee stock options. Under the intrinsic method, deferred stock-based compensation is recorded if, on the date of grant of the stock option to an employee, the current market value of the underlying common share exceeds the exercise price per share.

The CICA Accounting Standards Board has amended HB3870 to require entities to account for employee stock options using the fair value based method beginning January 1, 2004, and encouraged companies to adopt early in 2003. We have chosen to early adopt the fair value based method on a prospective basis in 2003 under both HB3870 in Canada and FAS148 for US GAAP reporting.

Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with the prospective transitional option permitted under amended HB3870 and FAS148, we have retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2003. Since the total stock option expense for 2003 using the fair value based method is only $62,000, we have determined that it is not necessary to restate our 2003 quarterly results.

Historically, our stock-based compensation has primarily represented the amortization of deferred stock-based compensation recorded as a result of assuming, through acquisitions, stock option plans that included unvested options and common shares. This stock-based compensation was amortized on a straight-line basis over the vesting period of these options, and was fully amortized by June 30, 2003. Also included in stock-based compensation is the immediate recognition of stock compensation expense for those terminated employees who had options that immediately vested upon their termination, and the immediate recognition of the unamortized portion of the deferred stock compensation for those employees who tendered their options as part of our stock option exchange initiative in January 2002.

Stock-based compensation decreased to $1.7 million for the year ended December 31, 2003, including $62,000 related to the fair value of options granted in 2003, compared to $17.8 million in the comparative period in 2002. The 2002 expense included significant charges related to the immediate recognition of deferred stock-based compensation associated with employees who were terminated as part of our restructuring plan as well as the immediate recognition of the unamortized portion of the deferred stock compensation for those employees who tendered their options as part of our stock option exchange initiative in January 2002. In addition, the deferred stock compensation associated with the Tantau acquisition was higher in 2002 as it was fully amortized by the end of January 2003.

RESTRUCTURING COSTS

In the second quarter of 2001, we began to identify areas to reduce costs by eliminating duplicate resources and positions, narrowing our product offerings and streamlining our operating processes. We continue to evaluate costs on an ongoing basis.

In the year ended December 31, 2003, we recorded net restructuring costs of $50,000, compared to $20.6 million in 2002. The 2003 expense included $775,000 related to severance costs and $175,000 related to lease exit costs. These charges were mostly offset by a reduction to our hosting reserve of $900,000, as actual hosting related costs were lower than our original estimate. Included in our "Accrued Liabilities" as at December 31, 2003 is approximately $1.0 million in restructuring reserve. This includes severance costs of $292,000, lease exit costs of $140,000 and hosting exit costs of $591,000. See note 15 to our annual audited consolidated financial statements for further details.

WRITE-DOWN OF GOODWILL, INTANGIBLES AND OTHER ASSETS

SFAS No. 142 and CICA Handbook section 3062 require goodwill to be assessed for impairment only, rather than being amortized, on a prospective basis starting January 1, 2002 (see "Significant Accounting Policies," note 2 to our consolidated financial statements). We assessed the value of goodwill at December 31, 2003 and recorded a write-down of $9.1 million.

As described in note 15 of our consolidated financial statements, at the end of 2003, the carrying value of goodwill was nil.

INTEREST INCOME

Interest income decreased to $254,000 for the year ended December 31, 2003, compared to $751,000 in 2002. Interest was derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares. Interest income is net of interest expense relating to a note payable. The note was fully repaid by the end of the first quarter of 2003. Interest income decreased in 2003 compared to 2002 due to declining interest rates and because we have reduced holdings of cash, cash equivalent balances and short-term investments.

NET LOSS

Our net loss decreased to $28.3 million for year ended December 31, 2003 compared to $87.4 million in 2002. Our net loss has decreased due to a number of factors. We incurred significant restructuring charges and write downs of intangible and fixed assets in 2002 related to our restructuring efforts. Stock-based compensation charges and depreciation expense decreased significantly in 2003 and our restructuring initiatives have resulted in significantly lower operating costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

REVENUE

PRODUCT REVENUE

In the year ended December 31, 2002, product revenue decreased to $8.8 million from $27.1 million in 2001. Due to poor economic conditions, our customers were reluctant to make large upfront commitments on license fees, and we experienced a reduction in the number of customers deploying our products and solutions.

SERVICE REVENUE

Service revenue decreased to $11.9 million for the year ended December 31, 2002 from $16.8 million in 2001. The decrease in service revenue was due to the decline in the number of projects implemented by our customers and the general weakness in the economy.

OPERATING EXPENSES

COST OF REVENUE

Cost of revenue was $7.3 million for the year ended December 31, 2002, compared to $19.3 million in 2001. COR decreased in 2002 as the number of projects deployed was down and because we eliminated costs not essential to our focus on our two key markets, the mobile network operator and financial services markets.

RESEARCH AND DEVELOPMENT

Research and development ("R&D") decreased to $16.6 million for the year ended December 31, 2002 compared to $39.1 million in 2001. The decrease was a result of our 2001 and 2002 restructuring initiatives in which we reduced our R&D headcount and developed a more streamlined, integrated and focused product road map and reduced duplication in the R&D process. R&D expense, as a percentage of revenue, was 80% for the year ended December 31, 2002, compared to 89% in 2001.

SALES AND MARKETING

Sales and marketing ("S&M") expenses were $17.2 million for the year ended December 31, 2002 compared to $36.8 million in 2001. The decrease is a result of the reduction in the number of sales and marketing personnel and reduced spending on discretionary marketing programs as part of our restructuring efforts in 2001 and 2002.

GENERAL AND ADMINISTRATIVE

G&A expenses decreased to $7.0 million for the year ended December 31, 2002 compared to $15.9 million in 2001. The decrease in G&A expenses reflected our efforts in our restructuring initiatives to reduce complexity in our business and to make our infrastructure efficient.

DEPRECIATION AND AMORTIZATION

Depreciation expense was $5.1 million in the year ended December 31, 2002 compared to $8.1 million in 2001. The decrease was a result of the decommissioning of our redundant fixed assets and reductions in our capital expenditure budgets as part of our restructuring initiatives.

Amortization expense decreased to $4.4 million for the year ended December 31, 2002, compared to $80.2 million in 2001. The decrease was attributable to lower amortization as a result of the write-down of intangibles and other assets in fiscal 2001 and the adoption of SFAS No. 142 and CICA Handbook section 3062, which require goodwill to be assessed for impairment only, rather than being amortized, on a prospective basis starting January 1, 2002. The amortization expense in 2002 represents the amortization of acquired technology, which was being amortized over a period of two to five years.

STOCK-BASED COMPENSATION

Stock-based compensation primarily represents amortization of deferred stock-based compensation that we recorded as a result of assuming, through our acquisitions, stock option plans that included unvested options and common shares. This stock-based compensation is amortized on a straight-line basis over the remaining vesting period of these options, ending in 2003. Also included in stock-based compensation is the immediate recognition of stock compensation expense for those terminated employees who had options that immediately vested upon their termination, and the immediate recognition of the unamortized portion of the deferred stock compensation for those employees who tendered their options as part of our stock option exchange initiative in January 2002.

Stock-based compensation decreased to $17.8 million for year ended December 31, 2002, compared to $47.2 million in 2001. The decrease in 2002 resulted mainly from the fact that the 2001 expense included significant charges related to the immediate recognition of deferred stock-based compensation associated with employees who were terminated as part of our restructuring plan in 2001.

RESTRUCTURING COSTS

With the downturn in general economic conditions, in the second quarter of 2001 we began to identify areas to reduce costs and to implement a restructuring initiative. We eliminated duplicate resources and positions, narrowed our product offerings and streamlined our operating processes. As a result of these efforts, in the year ended December 31, 2001, we recorded $16.5 million in restructuring costs. We continued with this restructuring in 2002 and, as a result, we recorded a restructuring charge of $20.6 million for year ended December 31, 2002. This was comprised of $7.4 million in hosting exit costs, mostly related to fees to be paid to CSC to assume the obligation to provide services under our hosting contracts; $8.0 million in employee severance charges; $2.5 million in lease exit costs mostly related to the closing of several of our offices; and $2.7 million for the write-down of inventory assets that are no longer a part of our current business strategy. In addition, we recorded a $6.3 million charge in 2002 related to the decommissioning of our redundant fixed assets compared to $3.2 million in 2001. Included in our "Accrued Liabilities" as at December 31, 2002 was approximately $5.0 million in restructuring reserve. This included severance costs of $1.0 million, lease exit costs of $1.5 million and hosting exit costs of $2.5 million.

INTEREST INCOME

Interest income decreased to $751,000 for the year ended December 31, 2002, compared to $5.8 million in 2001. Interest was derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares. Interest income is net of interest expense relating to our note payable. Interest income decreased in 2002 compared to 2001 because we had reduced holdings of cash and cash equivalent balances and short-term investments and due to a significant decline in interest rates.

EQUITY IN LOSS OF AFFILIATE

Until October 2002, we owned 24.9% of the equity of Maptuit, Inc. We accounted for our investment in Maptuit using the equity method, which required us to adjust the original cost of the investment for our share of post-acquisition income and losses, less dividends, but only to the extent that the carrying value of the investment was not less than zero. As at December 31, 2001, the carrying value of Maptuit was nil, therefore we did not record additional losses of Maptuit for the year ended December 31, 2002. The loss was $1.6 million for the year ended December 31, 2001. In October 2002, we sold our interest in Maptuit for proceeds of $150,000.

NET LOSS

Our net loss decreased to $87.4 million for the year ended December 31, 2002 compared to $554.2 million in 2001. Our net loss decreased due to the significant restructuring charges and write down of intangible assets recorded in 2001 and the substantial reduction in our operating expenses resulting from our restructuring initiatives.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities decreased to $22.9 million for the year ended December 31, 2003, compared to $46.5 million in 2002 as we have significantly reduced our workforce and expense structure as a result of our restructuring efforts. Net cash used in operating activities for 2003 consisted of our net loss of $28.3 million plus $283,000 related to the gain on sale of an investment, cash outflows of $6.8 million related to severance, historic acquisition, hosting exit and deferred consideration payments and $2.7 million related to other working capital changes offset by non-cash items, primarily depreciation and amortization charges of $4.4 million, stock-based compensation expense of $1.7 million, and the write-down of goodwill of $9.1 million.

As at December 31, 2003, we had commitments to make $540,000 in minimum lease payments up to 2005, primarily related to our facilities. As a result of our restructuring initiative, we have vacated some of our premises and we have been successful in reducing our total future lease commitments to our landlords.

Cash used in financing activities was $600,000 for the year ended December 31, 2003, compared to a $2.9 million in 2002. The $600,000 represents the final two payments of our note payable that was repaid in the first quarter of 2003. There were no common share issuances in 2003. In 2002, principal payments on the note totaled $3.1 million and we had a cash source of $224,000 resulting from the exercise of options.

Cash inflow from investing activities, before the sale (purchase) of short-term investments, business acquisitions and restricted cash was $183,000 in 2003, compared to a cash use of $854,000 for the year ended December 31, 2002. The 2003 amount is comprised of a gain on sale of long-term investments of $283,000 less purchases of fixed assets of $100,000. The 2002 total includes a gain on the sale of long-term investments of $150,000, less purchases of fixed assets of $547,000 and purchases of intangible and other assets of $457,000. We have significantly curtailed purchases of capital and intangible assets in 2003.

Total cash used, excluding the sale (purchase) of short-term investments and restricted cash changes, was $23.3 million for the year ended December 31, 2003, compared to $50.2 million for the year 2002. This was mainly due to our significantly lower operating costs.

As a result of the operational savings resulting from our restructurings and based on current estimates, we expect that cash from the sales of our products and our existing cash and cash equivalents and short-term investments will be sufficient to cover our cash requirements, including planned capital expenditures, for at least the next 12 months. We may require additional financing if we expand our operations at a faster rate than currently expected, if our costs unexpectedly increase, if our revenues decrease or if we seek to affect one or more significant acquisitions.

CONTRACTUAL OBLIGATIONS

Contractual obligations at December 31, 2003 are as follows:

		Payment due by period		
	Total	Less than 1 year	1-3 years	More than 3 years
Contractual obligations *				
Operating lease	$ 540	$ 519	$ 21	$ 0
	$ 540	$ 519	$ 21	$ 0

* As of December 31, 2003, we did not have any long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities, as defined by FASB.

RECENTLY ISSUED ACCOUNTING PRONOUNCMENTS – CANADA AND UNITED STATES

On March 21, 2003, the Emerging Issues Committee ("EIC") of The Canadian Institute of Chartered Accountants ("CICA") issued Abstract No. 134 ("EIC-134" or the "Abstract"), Accounting for Severance and Termination Benefits. EIC 134 addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees' services prior to normal retirement. Termination benefits paid to employees who are required to work for a minimum period, in excess of the legal notification period, in order to earn the benefits, are deemed to be stay bonuses and are to be accrued over the work period. In contrast, under previous guidance, a liability was recognized for termination benefits when management committed to a termination plan. EIC-134 has been applied prospectively to termination benefits relating to exit or disposal activities initiated after March 31, 2003. There is no impact of EIC-134 on our consolidated financial statements.

On December 17, 2003, the Emerging Issues Committee of The Canadian Institute of Chartered Accountants issued Abstract No. 141 ("EIC-141"), Revenue Recognition and Abstract No. 142 ("EIC-142"), Revenue Arrangements with Multiple Deliverables. EIC-141 incorporates the principles and summarizes the guidance in the SEC's SAB 101, Revenue Recognition in Financial Statements. The EIC is of the opinion that this abstract provides appropriate interpretive guidance on the application of existing standards on revenue. EIC-142 is consistent with US GAAP literature EITF 00-21 and addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. Both EIC-141 and EIC-142 may be applied prospectively, and should be applied to sales transactions recognized and revenue arrangements with multiple deliverables entered into in the first interim or annual period beginning on or after December 17, 2003. Adoption of these standards is not expected to have a material impact on the consolidated financial statements.

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary source of Canadian GAAP is silent. This standard is effective for the 2004 fiscal year and is not expected to have a material impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs effectively only when the liability is incurred, rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. There was no impact on our consolidated financial statements on the adoption of this standard.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees, that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. There was no impact on our financial statements on the adoption of this standard other than added disclosures in note 16.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

IMPACT OF INTEREST RATE EXPOSURE

As of December 31, 2003, we had approximately $15.4 million in cash, cash equivalents, short-term investments and restricted cash, of which $1.9 million consisted of short-term investments. A significant portion of the cash earns interest at variable rates. In addition, although our short-term investments are fixed-rate instruments, the average term is short. Accordingly, our interest income is effectively sensitive to changes in the level of prevailing interest rates.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE

Our functional currency is the U.S. dollar. In the past, the majority of our non-US dollar denominated expenses were incurred in Canadian dollars. As a result of our recent restructuring efforts, in the foreseeable future the majority of our non-US dollar denominated expenses will be incurred in Euros. Changes in the value of these currencies relative to the U.S. dollar may result in currency gains and losses, which could affect our operating results. In the year ended December 31, 2003, we incurred realized and unrealized foreign currency losses relating to the translation of our non-US denominated monetary assets and liabilities of approximately $200,000.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

2003	Quarter Ended Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total Year
	(In thousands of U.S. dollars, except number of shares and per share amounts)				
Revenue:					
Product	$ 2,010	$ 1,635	$ 1,676	$ 1,643	$ 6,964
Services	1,505	1,375	1,437	1,574	5,891
Total revenue	3,515	3,010	3,113	3,217	12,855
Operating expenses:					
Cost of revenue	1,574	1,422	1,458	1,577	6,031
Research and development	2,950	2,555	2,008	1,920	9,433
Sales and marketing	2,192	2,165	1,370	1,241	6,968
General and administrative	945	1,291	846	1,004	4,086
Depreciation	359	203	178	168	908
Amortization of intangible assets	1,156	1,156	1,156	-	3,468
Stock-based compensation:					
Cost of revenue	8	-	-	6	14
Research and development	529	682	-	16	1,227
Sales and marketing	112	170	-	14	296
General and administrative	115	-	-	26	141
Restructuring costs	-	300	-	(250)	50
Write-down of fixed assets and goodwill and other intangible assets	-	-	-	9,097	9,097
Total operating expenses	9,940	9,944	7,016	14,819	41,719
Loss from operations	(6,425)	(6,934)	(3,903)	(11,602)	(28,864)
Interest income	93	85	44	32	254
Gain (loss) on sale of investments	-	-	-	283	283
Loss for the period	$ (6,332)	$ (6,849)	$ (3,859)	$ (11,287)	$ (28,327)
Basic and diluted loss per share	$ (1.06)	$ (1.14)	$ (0.64)	$ (1.89)	$ (4.73)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	5,983	5,983	5,983	5,983	5,983

The historic common share numbers have been adjusted to reflect the 10 for 1 share consolidation completed in the second quarter of 2003.

Quarterly Results of Operations

2002	Quarter Ended Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total Year
	(In thousands of U.S. dollars, except number of shares and per share amounts)				
Revenue:					
Product	$ 2,555	$ 1,572	$ 1,743	$ 2,953	$ 8,823
Services	1,958	3,436	3,809	2,702	11,905
Total revenue	4,513	5,008	5,552	5,655	20,728
Operating expenses:					
Cost of revenue	1,703	2,669	1,225	1,680	7,277
Research and development	5,752	4,106	3,761	3,017	16,636
Sales and marketing	6,376	4,342	3,819	2,704	17,241
General and administrative	2,400	1,546	1,708	1,319	6,973
Depreciation	1,682	1,478	1,334	574	5,068
Amortization of intangible assets	1,153	1,011	1,011	1,243	4,418
Stock-based compensation:					
Cost of revenue	146	54	54	57	311
Research and development	5,118	1,879	1,879	1,996	10,872
Sales and marketing	1,805	662	662	704	3,833
General and administrative	1,311	482	482	512	2,787
Restructuring costs	16,987	-	3,662	-	20,649
Write-down of fixed assets and goodwill and other intangible assets	4,134	-	2,205	1,285	7,624
Total operating expenses	48,567	18,229	21,802	15,091	103,689
Loss from operations	(44,054)	(13,221)	(16,250)	(9,436)	(82,961)
Interest income	386	139	60	166	751
Gain (loss) on sale of investments	-	-	-	150	150
Write-down of long-term investments	-	-	(5,280)	(67)	(5,347)
Loss for the period	$ (43,668)	$ (13,082)	$ (21,470)	$ (9,187)	$ (87,407)
Basic and diluted loss per share	$ (7.45)	$ (2.19)	$ (3.60)	$ (1.54)	$ (14.71)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	5,858	5,964	5,965	5,978	5,942

The historic common share numbers have been adjusted to reflect the 10 for 1 share consolidation completed in the second quarter of 2003.

Information Regarding Forward-Looking Statements

Statements contained in this report which are not historical facts are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. A forward-looking statement may contain words such as "anticipate that," "believes," "continue to," "estimates," "expects to," "hopes," "intends," "plans," "to be," "will be," "will continue to be," or similar words. These forward-looking statements include the statements herein regarding: future developments in our markets and the markets in which we expect to compete, including the wireless communications industry; our estimated cost reductions; our future ability to fund our operations and become profitable; our development of new products and relationships; the rate at which consumers will adopt wireless applications; our ability to increase our customer base; the services that we or our customers will introduce and the benefits that end users will receive from these services; the impact of entering new markets; our plans to use or not to use certain types of technologies in the future; our future cost of revenue, gross margins and net losses; our future restructuring, research and development, sales and marketing, general and administrative, stock-based compensation, depreciation and amortization expenses; our future interest income; the value of our goodwill and other intangible assets; our future capital expenditures and capital requirements; and the anticipated impact of changes in applicable accounting rules.

The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks include the risks described in our SEC filings, including our annual report on Form 10-K. These risks are also described in our filings with the Canadian Securities Administrators, including our prospectuses, material change reports, Annual Information Form and Management Information Circular. We encourage you to carefully review these risks in order to evaluate an investment in our securities. Some of the key risks that could cause actual results to differ materially from those projected or anticipated also include the risks discussed below. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

GENERAL INDUSTRY, ECONOMIC AND MARKET CONDITIONS

Our future revenues and operating results are dependent to a large extent upon general economic conditions, conditions in the wireless market and within that market our primary target markets of mobile network operators and financial institutions. As economic activity slowed in these markets beginning in 2001, our customers began deferring their spending on our products and our revenues began to decline. Our sales cycle has lengthened significantly as potential customers have reduced their spending commitments and their willingness to make investments in new wireless services. Moreover, adoption of wireless services has not proceeded as rapidly as we previously anticipated. If general economic conditions are adverse, if the economies in which our target customers are located enter into a recession, or if demand for our solutions does not expand, our ability to increase our customer base may be limited, and our revenue may decrease further.

ENTERING NEW MARKETS

We have made mobile network operators an important focus of our activities. In order to encourage these potential customers to adopt and implement our solutions, we may incur higher costs than we have in the past, and we may not be able to attract a large number of these customers. In 2003, 52% of our revenue was derived from one North American MNO. Mobile network operators may also not be successful in rolling out our services, and subscribers to these services may not seek to use them. Any developments of this kind could limit our ability to sell our solutions to companies in this industry, may increase our expenses and may damage our reputation.

COMPETITIVE LANDSCAPE

Many of our competitors are significantly larger than us in terms of revenue, marketing and research and development expenditures and numbers of employees in their sales, services and support organizations. The competitors we face on our X-treme Mobility Suite ("XMS") sales opportunities include Nokia, Ericsson, Comverse, Alcatel and Openwave. Our success is dependent on our ability to win our share of these opportunities against these larger competitors. While we believe that our size makes us more flexible and responsive to our customers, many of these competitors are able to bundle other products (including handsets and/or network equipment) into sales of competitive products, which they might argue reduces risk to their customers. Also, consolidation of mobile network operators increases the competition among our competitors and us.

Information Regarding Forward-Looking Statements

INTERNATIONAL MARKETS

In December 2000, we first recognized revenues from sales in international markets. We had expected that sales in these regions would be a major factor in our growth, particularly since the use of wireless networks and wireless devices have generally proceeded more rapidly outside North America. However, some key countries in these regions experienced decreasing economic activity, and our sales to these regions declined beginning in the third quarter of 2001. This trend did not reverse in 2002 or in 2003 and it may not reverse in 2004 or thereafter, resulting in us not being able to increase our customer base, and accordingly, limited growth from these markets.

LIQUIDITY

In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions since the second quarter of 2001 to reduce our operating expenses. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues. As a result, any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results. Accordingly, if the cost-cutting actions that we have taken are insufficient, we may not have sufficient capital to fund our operations, and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

INVESTMENTS IN OTHER COMPANIES

For year ended December 31, 2001, we realized a loss of $4.6 million on sales of our long-term investments and recorded a loss provision of $10.0 million against these investments as they had experienced a significant other than temporary decline in their value. In addition, in the third quarter of 2002, we recorded an additional loss provision of $5.3 million. Because of the continuing volatility in the financial markets, as well as other factors, we expect to limit the extent to which we make equity investments in other non-core companies during the next few fiscal quarters, and possibly longer. As a result, we may not take advantage of investment opportunities that could provide us significant financial benefits, or that could provide us with the opportunity to build relationships with other companies in our industry and target markets.

INVESTMENTS IN NEW TECHNOLOGIES

During fiscal 2001, we made significant investments in new technology assets to help expedite customer adoption of our solutions, including interactive voice response technology, technologies relating to short messaging services and technology to allow mobile applications to be executed with real-time interaction. In accordance with our accounting policy, we review the carrying value of these assets, considering key factors such as our estimate of customer demand for these assets and the assets' fit with our product strategy. For the year ended December 31, 2002, we recorded a charge of $2.7 million relating to our decision not to use these assets that we purchased to resell to our customers.

RECEIVABLES

A significant portion of our receivables is derived from customers in foreign countries. Due to varying economic conditions and business practices in these countries, our collections cycle from these customers may be longer than with our North American customers. In the event of adverse economic conditions, there will be a greater risk that our customers will have difficulties in paying us in accordance with the terms of their contracts, and our risk of bad debt may increase substantially.

HOSTING SERVICES

In January 2002, we formalized our plan to transfer the management of our application hosting services to Computer Sciences Corporation ("CSC"). We will continue to be dependent on CSC to provide secure hosting services for our software products. If CSC becomes unable to deliver these services, or other circumstances occur that affect CSC or its computer systems, our hosting services may be substantially impaired. If any of these circumstances occur and cause us to fail to deliver our hosting services, we may lose customers, our reputation may suffer, and our ability to attract new customers may be damaged.

EMPLOYEES

Our ability to execute our business successfully depends in large part upon our ability to have a sufficient number of qualified employees to achieve our goals. However, if our workforce is not properly sized to meet our operating needs, our ability to achieve and maintain profitability is likely to suffer. As indicated in this report, we have substantially reduced the number of our employees. This means that we use a smaller number of employees to conduct some of the operations that were previously performed by a larger workforce, which could cause disruption of our business. In addition, the morale of our current employees may have been adversely affected by previous workforce reductions, impacting performance. Our ability to attract potential new employees in the future may suffer if our reputation suffers as a result of these staffing reductions.

GROSS MARGINS

We believe that certain factors in the current market may contribute to the risk that our gross margins will decrease in future fiscal quarters. We may have to lower our prices in order to accommodate our customers. In addition, many of our customers are reluctant to make a commitment to pay large upfront license fees, which could also cause our revenues to decrease. With a greater percentage of our revenues coming from services, if we are not successful in reducing our costs of sales, and our customers continue to purchase licenses on an as-needed basis, we will experience a decrease in our gross margins.

LITIGATION

The Company and certain of its former officers and directors were named as defendants in a series of purported class actions relating to our initial public offering. Litigation may be time consuming, expensive, and distracting from the conduct of our business, and the outcome of litigation may be difficult to predict. The adverse resolution of any of these proceedings could have a material adverse effect on our business, results of operations, and financial condition.

Consolidated Balance Sheets

(In thousands of U.S. dollars)

December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents (note 4)	$ 13,436	$ 19,129
Short-term investments (note 4)	1,748	18,562
Restricted cash (note 4)	198	962
Accounts receivable, net of allowance for doubtful accounts of $60 (2002 - $150)	2,297	2,211
Prepaid expenses and other receivables	648	819
Total current assets	18,327	41,683
Fixed assets (note 5)	612	1,418
Goodwill (note 7)	–	9,097
Other intangible assets (note 7)	–	3,468
Total assets	$ 18,939	$ 55,666
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 411	$ 1,253
Accrued liabilities	3,402	9,892
Note payable (note 8)	–	600
Deferred revenue	410	1,217
Deferred consideration (note 3(b)(i))	–	1,415
Total current liabilities	4,223	14,377
Shareholders' equity (note 9):		
Unlimited common shares authorized, no par value: 5,983,349 common shares issued and outstanding (2002 – 5,983,349)	764,508	764,508
Contributed surplus	62	–
Deferred stock-based compensation	–	(1,616)
Accumulated deficit	(749,887)	(721,560)
Cumulative translation adjustment	33	(43)
Total shareholders' equity	14,716	41,289
Lease commitments (note 11)		
Contingent liabilities (note 17)		
Total liabilities and shareholders' equity	$ 18,939	$ 55,666

The historic common share numbers have been adjusted to reflect the 10 for 1 share consolidation completed in the second quarter of 2003.

See accompanying notes to consolidated financial statements.

On behalf of the Board:

J. Ian Giffen
Chairman,
724 Solutions Inc.

Barry J. Reiter
Director,
724 Solutions Inc.

Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenue:			
Product	$ 6,964	$ 8,823	$ 27,054
Services	5,891	11,905	16,763
Total revenue	12,855	20,728	43,817
Operating expenses:			
Cost of revenue	6,031	7,277	19,286
Research and development	9,433	16,636	39,052
Sales and marketing	6,968	17,241	36,807
General and administration	4,086	6,973	15,904
Stock-based compensation:			
Cost of revenue	14	311	411
Research and development	1,227	10,872	27,730
Sales and marketing	296	3,833	11,077
General and administrative	141	2,787	7,951
Depreciation	908	5,068	8,142
Amortization of intangible assets	3,468	4,418	80,172
Restructuring charges (note 15(a))	50	20,649	16,488
Write-down of goodwill, intangible and other assets (note 15(b))	9,097	1,331	321,461
Write-down of fixed assets (note 15(b))	–	6,293	3,156
Total operating expenses	41,719	103,689	587,637
Loss from operations	(28,864)	(82,961)	(543,820)
Interest income	254	751	5,773
Equity in loss of affiliate	–	–	(1,591)
Gain (loss) on sale of investments	283	150	(4,591)
Write-down of investments (note 15(b))	–	(5,347)	(9,975)
Loss for the year	$ (28,327)	$ (87,407)	$ (554,204)
Basic and diluted loss per share (note 13)	$ (4.73)	$ (14.71)	$ (97.20)
Weighted average number of shares used in computing basic and diluted loss per share (in thousands)	5,983	5,942	5,702

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	Common shares Number	Common shares Amount	Contributed Surplus	Deferred stock-based compensation related to stock options	Accumulated deficit	Cumulative translation adjustment	Total shareholders' equity
Balances December 31, 2000	3,911,298	$ 357,158	$ -	$ (14,946)	$ (79,949)	$ -	$ 262,263
Loss for the year	-	-	-	-	(554,204)	-	(554,204)
Cumulative translation adjustment	-	-	-	-	-	(52)	(52)
Deferred stock-based compensation	-	48,631	-	(50,306)	-	-	(1,675)
Amortization of deferred stock-based compensation	-	-	-	45,670	-	-	45,670
Issuance on exercise of options	99,875	906	-	-	-	-	906
Issuance of common shares	1,826,403	356,338	-	-	-	-	356,338
Balances December 31, 2001	5,837,576	$ 763,033	$ -	$ (19,582)	$ (634,153)	$ (52)	$ 109,246
Loss for the year	-	-	-	-	(87,407)	-	(87,407)
Cumulative translation adjustment	-	-	-	-	-	9	9
Deferred stock-based compensation	-	(163)	-	163	-	-	-
Amortization of deferred stock-based compensation	-	-	-	17,803	-	-	17,803
Issuance on exercise of options	45,071	224	-	-	-	-	224
Issuance of common shares	101,169	1,414	-	-	-	-	1,414
Balances December 31, 2002	5,983,349	$ 764,508	$ -	$ (1,616)	$ (721,560)	$ (43)	$ 41,289
Loss for the year	-	-	-	-	(28,327)	-	(28,327)
Cumulative translation adjustment	-	-	-	-	-	76	76
Amortization of deferred stock-based compensation	-	-	-	1,616	-	-	1,616
Contributed surplus	-	-	62	-	-	-	62
Balances December 31, 2003	5,983,349	$ 764,508	$ 62	$ -	$ (749,887)	$ 33	$ 14,716

The historic common share numbers have been adjusted to reflect the 10 for 1 share consolidation completed in the second quarter of 2003.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from (used in) operating activities:			
Loss for the year	$ (28,327)	$ (87,407)	$ (554,204)
Items not involving cash:			
Depreciation and amortization	4,376	9,486	88,314
Stock-based compensation	1,678	17,803	47,169
Other non-cash expenses	56	24	(41)
Loss (gain) on sale of investments	(283)	(150)	4,591
Write-down of investments	-	5,347	9,975
Write-down of goodwill, intangible and other assets	9,097	1,331	321,461
Write-down of fixed assets	-	6,293	3,156
Equity in loss of affiliate	-	-	1,591
Change in operating assets and liabilities:			
Accounts receivable	(86)	6,124	1,254
Prepaid expenses and other receivables	171	1,811	654
Accrued interest on short-term investments	18	305	1,847
Accounts payable	(842)	(351)	(218)
Accrued liabilities	(6,490)	(6,905)	(9,570)
Deferred consideration	(1,415)	-	-
Deferred revenue	(807)	(169)	(2,644)
Net cash flows used in operating activities	(22,854)	(46,458)	(86,665)
Cash flows from (used in) financing activities:			
Principal repayment of note payable	(600)	(3,090)	(1,310)
Issue of common shares	-	224	10,916
Net cash flows from (used in) financing activities	(600)	(2,866)	9,606
Cash flows from (used in) investing activities:			
Purchase of fixed assets	(100)	(547)	(10,744)
Sale of short-term investments, net	16,814	7,705	64,307
Restricted cash	764	1,323	(2,285)
Purchase of intangible and other assets	-	(457)	(9,091)
Proceeds on sale of investments	283	150	2,833
Purchase of investments	-	-	(11,828)
Acquisitions, net of cash received	-	-	30,248
Net cash flows from investing activities	17,761	8,174	63,440
Decrease in cash and cash equivalents	(5,693)	(41,150)	(13,619)
Cash and cash equivalents, beginning of year	19,129	60,279	73,898
Cash and cash equivalents, end of year	$ 13,436	$ 19,129	$ 60,279

Supplemental disclosure of cash flow information (note 14)

See accompanying notes to consolidated financial statements.

1. Organization of the Company:

724 Solutions Inc. is a leading provider of next-generation IP-based network and data services. We were incorporated in 1997, and in 1999 we introduced our initial products and solutions for the financial services industry. In 2001, we began offering our products to mobile network operators ("MNO's"). In October 2002, our products and solutions for MNO's were brought under the umbrella of our X-treme Mobility Suite of products. Through our family of products, 724 Solutions Inc. delivers reliable, scalable technology and solutions that allow MNO's to rapidly deploy flexible and open, next-generation IP-based network and data services.

2. Significant accounting policies:

These consolidated financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which, except as disclosed in note 18, conform, in all material respects, to generally accepted accounting principles in the United States.

(a) Consolidation:
These consolidated financial statements include the accounts of 724 Solutions Inc. and its subsidiaries, all of which are wholly owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Intercompany transactions and balances are eliminated on consolidation.

(b) Financial instruments:
Financial instruments consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, accrued liabilities, deferred consideration and note payable. We determine the fair values of our financial instruments based on quoted market values or discounted cash flow analyses. Unless otherwise indicated, the fair values of financial assets and financial liabilities approximate their recorded amounts.

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash consist primarily of deposits with major commercial banks, corporate debt and government treasury bills, the maturities of which are three months or less from the date of purchase. Short-term investments and restricted cash consist of high-grade liquid fixed income securities with maturities of more than three months but less than one year. We perform periodic credit evaluations of the financial condition of our customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

(c) Revenue recognition:
We recognize product revenue when we have an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. We consider fees related to arrangements with significant payments due beyond our normal trading terms, not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

We enter into software license agreements that provide for future royalty/license payments to be made based on a per user fee. These arrangements often specify a quarterly minimum payment. Revenue from the minimum payments is recognized on a straight-line basis. Revenue associated with user fees in excess of any minimum payments is recognized when the amount becomes determinable, generally on a quarterly basis.

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements. When such services are considered essential, license and service revenue under the arrangement are recognized as services are performed as discussed below. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence ("VSOE") of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by us when the same element is sold in similar quantities to a customer of similar size and nature. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the product revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, we use the residual method of allocation of the arrangement fees for revenue recognition purposes.

Services revenue from consulting, implementation and other services is recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified. Maintenance and support revenues paid in advance are non-refundable and are recognized rateably over the term of the agreement, which typically is 12 months.

We enter into arrangements with original equipment manufacturers ("OEM") and resellers. Under these arrangements, we grant the OEM or reseller rights to sell products, which incorporate our products, for a specific period of time. Our primary obligation to the OEM and reseller is to deliver a product master and any bug fixes under warranty provisions in order to maintain the product master in accordance with published specifications. Under these arrangements, our revenue is not contingent, in any manner, on the OEM or reseller's subsequent activities. In some arrangements, we receive prepaid, non-refundable minimum license fees from the OEM or reseller. As our primary obligation to an OEM or reseller is fulfilled upon delivery of the product master, we recognize the prepaid, non-refundable minimum license fees as revenue upon delivery of the product master and upon meeting all other product revenue recognition criteria.

During the year ended December 31, 2001, we recognized license revenue in the amount of $4,922,000 from non-monetary transactions. We did not have any non-monetary transactions in 2002 and 2003. Non-monetary transactions that represent the culmination of an earnings process are recorded at the fair value of the products delivered or products and services received, whichever is more readily determinable, providing these fair values are determinable within reasonable limits. In determining the fair values of software arrangements, we consider whether VSOE of fair value of the product delivered and the asset received exists. For non-monetary arrangements that do not represent the culmination of the earnings process, the exchange is recorded based on the carrying value of the products delivered, generally zero.

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under our revenue recognition policy are reflected as deferred revenue on the consolidated balance sheet.

(d) Research and development expenses:
Costs related to research, design and development of software products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, the completion of working models of our products has substantially coincided with the general release of the products. As a result, we have not capitalized any software development costs since such costs have not been significant.

(e) Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(f) Investment tax credits:
We are entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that we have reasonable assurance that the tax credits will be realized.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

(g) Stock-based compensation:
Prior to January 1, 2003, we applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("HB3870"), only to employee stock appreciation rights, and applied the intrinsic method of accounting to employee stock options. Under the intrinsic method, deferred stock-based compensation is recorded if, on the date of grant of the stock option to an employee, the current market value of the underlying common share exceeds the exercise price per share.

The CICA Accounting Standards Board has amended HB3870 to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004 and encourage companies to adopt early in 2003. We have chosen to early adopt the fair value based method on a prospective basis in 2003 under both HB3870 in Canada and FAS148 for US GAAP reporting.

Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with prospective transitional option permitted under amended HB3870 and FAS148, we have retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2003. The 2003 quarterly results will not be restated, as the amounts are insignificant as the total expense for 2003 is only $62,000.

Stock options granted to consultants and other non-employees are accounted for using the fair value method. Under this method, options granted are recognized at their fair value as services are performed and options are earned.

(h) Fixed assets:
Fixed assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives except for leasehold improvements, which are amortized over the lesser of their useful lives and the term of the related lease. Expenditures for maintenance and repairs are expensed as incurred. Depreciation and amortization are computed using the straight-line method as follows:

Computer equipment	3 years
Computer software	1 year
Office furniture and equipment	5 years

(i) Investments:
Investments in affiliates are recorded by the equity method when our ownership interest in the affiliate is greater than 20% but not more than 50% and/or we can exercise significant influence over the affiliate.

Investments in affiliates in which our ownership interest is less than 20% and/or when we cannot exercise significant influence over the affiliate are accounted for by the cost method. Under this method of accounting, the investment is recorded at cost and only written down if a decline in value is other than temporary.

(j) Business combinations, goodwill and other intangible assets:
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in a business combination, and until January 1, 2002 was amortized on a straight-line basis over a period of up to five years. In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards require that the purchase method of accounting must be used for business combinations and that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The new standards are substantially consistent with U.S. GAAP.

We adopted these new standards as of January 1, 2002 and discontinued amortization of all existing goodwill. We also evaluated existing intangible assets, including estimates of remaining useful lives, and made the necessary reclassifications in order to conform to the new criteria.

In connection with Section 3062's transitional goodwill impairment evaluation, we were required to assess whether goodwill was impaired as of January 1, 2002. Impairment is identified by comparing the carrying amount of reporting units with their fair values.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

To the extent a reporting unit's carrying amount exceeds its fair value, we must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. We complete a goodwill impairment test in the fourth quarter of each year (see note 15).

This change in accounting policy is not applied retroactively and the amounts presented for 2001 have not been restated for this change. The impact on the historical results had the change been applied retroactively is as follows:

	2003	2002	2001
Loss for the year	$ (28,327)	$ (87,407)	$ (554,204)
Goodwill amortization	–	–	70,980
	$ (28,327)	$ (87,407)	$ (483,224)
Restated basic and diluted loss per share	$ (4.73)	$ (14.71)	$ (84.75)

Intangible and other assets with a finite life are amortized on a straight-line basis over their expected useful lives.

(k) Impairment or disposal of long-lived assets:
We review capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with the new accounting standards in CICA Handbook Section 3063, "Impairment or Disposal of Long-lived Assets" and revised Section 3475, "Disposal of Long-lived Assets and Discontinued Operations", which we adopted effective January 1, 2003. Absent a triggering event during the year, we conduct our long-lived asset assessment in the fourth quarter. Under the new standard, assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held-for-use exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amounts exceeds the fair value less costs to sell. Prior to January 1, 2003, we periodically assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate. We recorded impairment charges in 2001 and 2002 (note 15).

(l) Foreign currency translation:
Our functional currency is the U.S. dollar. Transactions of the Canadian parent company and fully integrated foreign subsidiaries denominated in currencies other than the U.S. dollar are translated using the temporal method. Monetary items denominated in foreign currencies are translated into U.S. dollars at rates of exchange in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income. Transactions of foreign subsidiaries that are considered self-sustaining are translated using the current rate method. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing at the balance sheet dates, and the results of operations at the average rate for the year. The resulting gains or losses are included in cumulative translation adjustment, which is presented as a separate component of shareholders' equity.

The aggregate foreign currency gain (loss) included in determining loss for the three years ended December 31, 2003 are as follows: 2003 - $(200,000); 2002 - $52,000; and 2001 - $113,000.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

(m) Income taxes:
We provide for income taxes under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment. To the extent that the recoverability of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

(n) Recently issued accounting pronouncements – Canada and United States:

(i) Accounting for Severance and Termination Benefits:
On March 21, 2003, the Emerging Issues Committee ("EIC") of The Canadian Institute of Chartered Accountants ("CICA") issued Abstract No. 134 ("EIC-134" or the "Abstract"), Accounting for Severance and Termination Benefits. EIC-134 addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees' services prior to normal retirement. Termination benefits paid to employees who are required to work for a minimum period, in excess of the legal notification period, in order to earn the benefits, are deemed to be stay bonuses and are to be accrued over the work period. In contrast, under previous guidance, a liability was recognized for termination benefits when management committed to a termination plan. EIC-134 has been applied prospectively to termination benefits relating to exit or disposal activities initiated after March 31, 2003. There is no impact of EIC-134 on our consolidated financial statements.

(ii) Revenue Recognition:
On December 17, 2003, the Emerging Issues Committee of The Canadian Institute of Chartered Accountants issued Abstract No. 141 ("EIC-141"), Revenue Recognition and Abstract No. 142 ("EIC-142"), Revenue Arrangements with Multiple Deliverables. EIC-141 incorporates the principles and summarizes the guidance in the SEC's SAB 101, Revenue Recognition in Financial Statements. The EIC is of the opinion that this abstract provides appropriate interpretive guidance on the application of existing standards on revenue. EIC-142 is consistent with US GAAP literature EITF 00-21 and addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. Both EIC-141 and EIC-142 may be applied prospectively, and should be applied to sales transactions recognized and revenue arrangements with multiple deliverables entered into in the first interim or annual period beginning on or after December 17, 2003. Adoption of these standards is not expected to have a material impact on the consolidated financial statements.

(iii) Financial Reporting in Accordance with Canadian GAAP:
In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary source of Canadian GAAP is silent. This standard is effective for the 2004 fiscal year and is not expected to have a material impact on the consolidated financial statements.

(iv) Accounting for Costs Associated with Exit or Disposal Activities:
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs effectively only when the liability is incurred, rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. There was no impact on our consolidated financial statements on the adoption of this standard.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

(v) Disclosure Requirements for Guarantees:
In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees, that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. There was no impact on our financial statements on the adoption of this standard other than added disclosures in note 16.

3. Acquisitions:

(a) 2001:

TANTAU Software, Inc.:
On January 16, 2001, we acquired all of the issued and outstanding shares and assumed all of the common share purchase options of TANTAU Software, Inc. ("TANTAU") in exchange for the issue of 1,711,987 common shares and 201,106 replacement common share purchase options.

Of the 1,711,987 common shares issued, 1,427,654 common shares were fully vested shares, with the balance of 284,333 subject to future vesting. The fair value of the fully vested shares issued was recorded as a component of the purchase consideration. The values of the unvested shares and the common share purchase options were allocated between purchase consideration and deferred stock-based compensation. We determined the amount attributable to deferred stock-based compensation as the proportionate share of the intrinsic value of the unvested shares and options pertaining to the service period subsequent to the date of acquisition. The amount attributable to purchase consideration represents the fair value of the unvested shares and options as of the purchase date less the amount recorded as deferred stock-based compensation related to these unvested shares and options.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

		Fair value
Net tangible assets acquired:		
Cash and cash equivalents	$	30,248
Accounts receivable		5,213
Other assets		1,605
Fixed assets		1,884
Accounts payable and accrued liabilities		(7,782)
Deferred revenue		(2,143)
Note payable		(5,000)
		24,025
Allocation of the net purchase price:		
Goodwill		302,859
Intangible assets		27,570
Deferred stock-based compensation		53,280
		383,709
	$	407,734
Consideration paid:		
Share and stock option consideration	$	398,349
Costs of acquisition		9,385
	$	407,734

In September 2001, we reviewed the carrying values of goodwill and intangible and other assets related to the TANTAU acquisition and, accordingly, recorded a significant write-down (note 15(b)).

(b) 2000:

(i) YRLess Internet Corporation:

On March 17, 2000, we acquired all the outstanding common shares of YRLess Internet Corporation ("YRLess"), an internet message gateway developer, for total cash consideration of approximately $1,272,000.

In addition, we committed to pay approximately $4,401,000 in common shares, or cash if we agreed to a cash payment, over the next three years. If settled in shares, the number of shares issued in settlement of each payment was to be calculated based on the weighted average trading price of our common shares during the five days prior to the date that the shares were due. Of the additional $4,401,000 in consideration, $2,640,000 was contingent on certain former shareholders of YRLess remaining employees of the Company. As at December 31, 2001, the contingent terms of the payments were no longer in effect, resulting in us recording the remaining contingent compensation as an expense in 2001. Total compensation expense related to this commitment amounted to $3,293,000 in 2001 (2000 - $1,108,000). We settled the amounts due in 2001 and 2002 in shares. The 2003 amount was settled with cash payments and there are no remaining obligations.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

(ii) Ezlogin.com, Inc.:

On June 16, 2000, we acquired all of the outstanding shares of Ezlogin.com, Inc. ("Ezlogin"), a private company providing internet infrastructure tools for user-driven personalization. The purchase price of approximately $55,800,000, before acquisition costs, was satisfied by the issue of 100,359 common shares and the assumption of the existing Ezlogin option plan that, if all options outstanding under the plan are exercised, would result in the issue of an additional 9,180 common shares.

(iii) Spyonit.com, Inc.:

On September 12, 2000, we acquired all of the outstanding shares of Spyonit.com, Inc. ("Spyonit"), a private company developing software to monitor the internet and other content sources for items of interest to end-users. The purchase price of approximately $40,000,000 was satisfied by the issue of 104,162 common shares and $2,000,000 in cash. As part of the terms of purchase, up to 13,706 common shares of the total common shares issued were subject to repurchase at a minimum value if the vendors did not remain employees through September 2003. We recorded deferred stock-based compensation in the amount of $6,000,000 related to the 13,706 common shares and amortized this amount as compensation expense on a straight-line basis over three years.

The transactions are summarized as follows:

	YRLess	Ezlogin	Spyonit
Fair value of identifiable assets	$ (117)	$ 4,682	$ 7,912
Goodwill	1,389	54,103	32,063
	$ 1,272	$ 58,785	$ 39,975
Purchase price:			
Cash	$ 1,238	$ –	$ 2,000
Common shares	–	51,186	37,775
Fair value of options	–	4,599	–
Acquisition expenses	34	3,000	200
	$ 1,272	$ 58,785	$ 39,975

4. Cash and cash equivalents and short-term investments:

All short-term investments are classified as held-to-maturity because we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion discounts to maturity. Short-term investments include corporate bonds and government T-bills. We own no short-term investments that are considered to be trading securities or available-for-sale securities.

We have entered into a letters of credit in the amount of $198,000 (2002 - $962,000) to guarantee future payments. Letters of credit are secured by segregated instruments and disclosed as restricted cash on the consolidated balance sheets.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

5. Fixed assets:

	2003	2002
Computer equipment	$ 6,824	$ 6,892
Computer software	7,012	6,930
Office furniture and equipment	388	403
Leasehold improvements	287	270
	14,511	14,495
Less accumulated depreciation and amortization	13,899	13,077
	$ 612	$ 1,418

6. Investments:

	2003	2002
Investments, at cost:		
Neomar Inc.	$ 3,500	$ 3,500
Webhelp Inc.	9,558	9,558
CashEdge Inc.	2,000	2,000
Other	185	264
	15,243	15,322
Less provision for impairment in value	15,243	15,322
	$ –	$ –

(a) 2003:

(i) Sale of interest in Dexit:

During the year ended December 31, 2003, we recorded a gain of $283,000 on the sale of our equity interest in Dexit, which had been previously been written down to nil. We purchased our interest in Dexit on November 29, 2001 for consideration of $79,000.

(b) 2002:

(i) Write-down of investments:

During the year ended December 31, 2002, we recorded a provision of $5,347,000 against investments as our investments experienced significant other than temporary declines in their values (note 15(b)).

(ii) Sale of interest in Maptuit:

During the year ended December 31, 2002, we recorded a gain of $150,000 on the sale of our equity interest in Maptuit, which had previously been written down to nil through the recording of our share of the losses in the equity accounted for investee. We purchased our interest in Maptuit in 2000 for cash consideration of $750,000.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

(c) 2001:

(i) Investment in CashEdge Inc.:
On May 31, 2001, we acquired an 11.0% (December 31, 2003 – 9.9%) interest in CashEdge Inc., a private company for $2,000,000 in cash.

(ii) Investment in Webhelp Inc.:
On March 26, 2001, we entered into a series of transactions with Webhelp Inc. ("Webhelp"), a private company incorporated in Delaware.

We acquired 4,087,193 Series C convertible preferred shares of Webhelp for cash of $7,621,000 and share consideration of 19,684 common shares valued at $1,937,000.

Also on March 26, 2001, we purchased the right, title and interest in Webhelp's "Web Application Event Framework" technology ("WAEF"). The aggregate purchase price consisted of 82,015 of our common shares and additional consideration based on a fixed percentage of future sales of WAEF and products incorporating WAEF for a period of three years. The value ascribed to the shares issued on acquisition amounted to approximately $8,070,000 and was recorded as acquired technology. No amounts have been paid or are payable to December 31, 2003 under the contingent consideration arrangement. On March 26, 2001, we sold Webhelp a perpetual license for a fixed number of users of our Wireless Internet Platform ("WIP") for a non-refundable fee based on commercial rates that were comparable to rates charged to other customers.

In September 2001, in light of the restructuring of our business, we reviewed the carrying value of the WAEF technology and, accordingly, recorded a significant write-down (note 15(b)).

(iii) Write-down of investments:
During the year ended December 31, 2001, we realized losses on the sale of investments of $4,591,000 and recorded a provision of $9,975,000 against investments as our investments had experienced significant other than temporary declines in their values (note 15(b)).

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

7. Goodwill and other intangible assets:

2003	Gross	Accumulated amortization	Accumulated impairment charge	Net book value
Goodwill	$ 390,414	$ 81,745	$ 308,669	$ -
Technology	$ 29,120	$ 15,810	$ 13,310	$ -

2002	Gross	Accumulated amortization	Accumulated impairment charge	Net book value
Goodwill	$ 390,414	$ 81,745	$ 299,572	$ 9,097
Technology	$ 29,120	$ 12,342	$ 13,310	$ 3,468

We recorded amortization of acquired technology of $3,468,000 in 2003, $4,418,000 in 2002 and $6,062,000 in 2001. We recorded impairment charges on our acquired technology and customer relationships in 2002 and 2001 (note 15(b)(i) and (ii)).

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and until January 1, 2002, had been amortized on a straight-line basis over varying periods of up to five years. For the year ended December 31, 2003, we recorded amortization of goodwill of nil (2002 - nil; 2001 - $70,980,000). For the year ended December 31, 2003, we recorded an impairment charge of $9,097,000 related to goodwill (2002 – nil, 2001 - $299,572,000) (note 15(b)(i)).

8. Note payable:

The note payable (bearing interest at 10% per annum) was repayable in monthly blended payments of $300,000 with the final payment made on February 1, 2003.

9. Shareholders' equity:

(a) Common share issuances:

2003:
During 2003, we effected a 10 for 1 share consolidation. The historic common share numbers have been adjusted to reflect this consolidation.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

During 2003, we did not issue any common shares.

2002:
During 2002, we issued 101,169 common shares to the former shareholders of YRLess as settlement of a $1,414,000 obligation in accordance with the terms of the YRLess purchase agreement (note 3(b)(i)).

2001:
During 2001, in connection with the acquisition of TANTAU, we issued 1,711,987 common shares and 201,106 replacement common share purchase options with an aggregate value of approximately $398,349,000 of which $53,280,000 was recorded as deferred stock-based compensation (note 3(a)). In addition, we issued 101,699 common shares related to our investment in Webhelp and the acquisition of WAEF (note 6(c)(ii)) and 12,716 common shares related to the acquisition of YRLess (note 3(b)(i)).

(b) Stock option plans:

(i) Description of the Plans:

We currently have a Canadian stock option plan, a U.S. stock option plan and a 2000 stock option plan (the "Plans"), each of which is intended to attract, retain and motivate employees, officers, directors and consultants. We also have two option plans that were adopted upon the acquisition of Ezlogin and TANTAU. The stock option committee, in conjunction with the compensation committee, determines, among other things, the eligibility of individuals to participate in the Plans and the term, vesting periods and the exercise price of options granted under the Plans. We no longer issue stock options under the Canadian, U.S., Ezlogin and TANTAU plans. We have reserved 1,050,000 common shares for issuance under the 2000 stock option plan.

The Canadian stock option plan was adopted in September 1997. All options granted under the plan have a maximum term of 10 years and have an exercise price per share of no less than the fair market value of the underlying common shares on the date of the option grant as determined by the Board of Directors or duly authorized committee as at the time of the grant. If an optionee's employment is terminated without cause, the vested portion of any grant will remain exercisable until its expiration date subject to compliance with certain non-competition and non-solicitation obligations.

The U.S. stock option plan was adopted in October 1999. The plan provides for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the plan have a maximum term of 10 years and generally have an exercise price equal to the fair market value of common shares on the date of the grant.

Under the Canadian and U.S. stock option plans, we have the right to repurchase options from optionees after termination of employment on certain terms. In 2003, we exercised our right to repurchase 94,157 options for nominal consideration. The 2000 stock option plan was adopted in December 1999 and replaced, on a prospective basis, the Canadian and U.S. stock option plans. The stock options granted under the Canadian and U.S. stock option plans prior to the date of completion of the IPO, continued to be effective and governed by the terms of the plans under which they were granted. The options granted under the 2000 plan have a maximum term of 10 years and an exercise price no less than the fair market value of the common shares on the date of the grant as determined by the Board of Directors or duly authorized committee at the date of the grant. Options held by any person under the new plan, together with any

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

other options granted to that person may not at any time exceed 5% of the aggregate number of common shares outstanding. If a change of control of the Company occurs, all options granted under this plan will become vested and exercisable immediately.

On June 16, 2000, we assumed the Ezlogin stock option plan in connection with our acquisition of Ezlogin. In aggregate, we assumed options to issue common shares of the Company totaling 9,180 to the Ezlogin option holders. There are no options outstanding under this plan and we do not plan to issue any additional options under the Ezlogin stock option plan. Instead, any of the former directors, officers, employees and consultants of Ezlogin will be issued options under the 2000 stock option plan.

On January 17, 2001, we assumed the TANTAU stock option plan in connection with our acquisition of TANTAU. In aggregate, we assumed options to issue common shares of the Company totaling 187,999. We do not plan to issue any additional options under the TANTAU stock option plan. Instead, any of the former directors, officers, employees and consultants of TANTAU will be issued options under the 2000 stock option plan.

(ii) Stock option exchange program:
In January 2002, we initiated a voluntary stock option exchange program that allowed eligible employees the opportunity to exchange, on a one-for-one basis, certain stock options, with strike prices greater than U.S. $30.00 and Cdn. $47.50, for an equal number of new options to be granted on or after August 29, 2002. This program resulted in 140,363 options being tendered, accepted and cancelled. On August 29, 2002, we granted 117,917 options with an exercise price of U.S. $5.10 or Cdn. $8.00, the market price at that date. The new options are exercisable for a period of 10 years from the grant date and vest 25% immediately upon grant and 25% on each subsequent anniversary of the date of grant.

We also granted options to purchase an aggregate of 268,154 common shares with an exercise price of U.S. $5.10 or Cdn. $8.00 to its directors, most of its officers and selected senior personnel, none of whom were eligible to participate in the voluntary stock option exchange program. The terms of the options are identical to the above mentioned options granted to eligible employees.

(iii) Summary of options:
A summary of the status of our outstanding options as at December 31, 2003 is as follows:

Exercise price ranges		Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options exerciseable	Weighted average exercise price
$ -	$ 5.00	422,235	$ 3.32	9.1	52,743	3.38
5.01	10.00	202,415	5.76	8.6	103,996	5.91
10.01	20.00	20,265	16.40	6.7	17,467	17.07
20.01	50.00	5,518	33.69	6.8	5,443	33.85
50.01	100.00	19,143	77.00	7.3	10,958	79.94
100.01	600.00	54,613	242.93	7.0	22,063	301.87
		724,189	$ 24.62	8.5	212,670	$ 41.43

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

The following table summarizes the continuity of options issued:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	748,408	$ 37.70	714,431	$ 134.85	397,352	$ 266.50
Granted	268,800	3.12	617,120	4.68	693,228	139.80
Exercised	-	-	(44,604)	5.30	(99,875)	10.40
Canceled	(293,019)	45.57	(538,539)	131.60	(276,274)	293.19
Outstanding, end of year	724,189	$ 24.62	748,408	$ 37.70	714,431	$ 134.85
Options exercisable, end of year	212,670	$ 41.43	234,586	$ 45.90	220,971	$ 89.22

(iv) Deferred stock-based compensation:

In the three years ended December 31, 2003, we recorded stock-based compensation expenses of $1,678,000 in 2003, $17,803,000 in 2002, and $47,169,000 in 2001. These amounts primarily relate to the amortization of the deferred stock based compensation arising on the business acquisitions made in 2001 including TANTAU, YRLess and Ezlogin (note 3).

Effective January 1, 2003, we adopted, on a prospective basis, the fair value measurement for stock-based compensation. Under the fair value based method, compensation cost for option grants is measured at fair value at the date of grant and is expensed over the award's vesting period. The fair value of options issued in the year ended December 31, 2003 amounted to $564,000 and is being amortized as an expense over the vesting period of 4 years. The 2003 expense amounted to $62,000.

For options issued prior to January 1, 2003, we are required to disclose the pro forma information as if we had accounted for stock options issued from inception on July 28, 1997 to December 31, 2002 under the fair value method. The following table presents the required disclosure of pro forma earnings and earnings per share.

(v) Pro forma stock option disclosure:

	2003	2002	2001
Loss for the year	$ (28,327)	$ (87,407)	$ (554,204)
Compensation expense related to the fair value of stock options in excess of amounts recognized	(2,155)	(15,168)	(25,424)
Pro forma loss for the year	$ (30,482)	$ (102,575)	$ (579,628)
Pro forma loss per share: Basic and diluted	$ (5.09)	$ (17.26)	$ (101.65)

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

The fair value of each option granted in the three year-period to December 31, 2003 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 60% (2002 - 100%; 2001 - 240%), risk-free rate of return of 3.73% (2002 - 4.49%; 2001 - 4.64%) and an expected life of the option of five years.

We have assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued in the year ended December 31, 2003 was $1.62 (2002 - $3.50; 2001 - $138.90).

10. Income taxes:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

	2003	2002	2001
Basic rate applied to loss before provision for income taxes	$ (10,481)	$ (34,089)	$ (227,207)
Adjustments resulting from:			
Effect of change in enacted tax rates on future tax asset	(5,509)	5,021	14,560
Foreign losses affected at lower rates	(619)	142	17,780
Expiry of tax losses	2,302	–	–
Effect of change in foreign exchange rates on deductibles for tax	(6,469)	–	–
Stock-based compensation not deductible for tax	582	5,342	14,165
Amortization and write-down of intangibles	3,514	–	159,104
Other	2,523	617	(6,392)
	(14,157)	(22,967)	(27,990)
Change in valuation allowance	14,157	22,967	27,990
Income taxes	$ –	$ –	$ –

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

Significant components of the Company's future tax assets are as follows:

	2003	2002
Research and development expenses deferred for income tax purposes	$ 3,265	$ 2,179
Net operating losses carried forward	65,245	52,230
Capital losses carried forward	6,384	6,146
Share issue costs	573	806
Fixed assets	6,816	7,120
Reserves	1,574	2,606
Future tax asset	83,857	71,087
Less:		
Future tax liability related to acquired technology	–	1,387
Valuation allowance	83,857	69,700
	83,857	71,087
	$ –	$ –

The net operating losses carried forward are subject to expiry if the Company does not utilize the losses prior to the taxation imposed date at which the losses expire. The year in which the losses expire depends upon the year in which the losses arose and the jurisdiction in which the losses were incurred. Of the $65,245,000 in future tax asset related to operating losses carried forward, the majority of the asset of approximately $41,100,000 does not begin to expire until 2019 and approximately $4,700,000 is not subject to expiry. The remaining balance of $19,445,000 expires as to approximately $1,600,000 in 2006, $8,600,000 in 2007, $5,445,000 in 2009 and $3,800,000 in 2010.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. In order to fully realize the future tax assets, the Company will need to generate future taxable income of approximately $222,380,000 prior to the expiration of the net operating losses carried forward. Due to the uncertainties related to the industry in which the Company operates, the tax benefit of the above carried forward amounts has been completely offset by a valuation allowance.

11. Lease commitments:

Future minimum lease payments under non-cancelable operating leases for premises and equipment at December 31, 2003 are as follows:

2004	$ 519
2005	21
	$ 540

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

Rent expense for the year ended December 31, 2003 was $850,000 (2002 - $3,655,000; 2001 - $6,556,000). We are also responsible for certain common area costs at various leased premises.

As part of the restructuring charge, we have recorded a liability of $140,000 (2002 - $2,043,000) for future lease commitments for premises that we have vacated. The commitments for these leases have been excluded from the amounts in the table above. The liability has been estimated as the amount we are contractually obligated to pay related to vacated leased premises, less an estimated amount for potential sublease arrangements.

12. Segmented information:

We operate in a single reportable operating segment, that is, the design and delivery of an internet infrastructure platform that enables financial institutions and other customers to deliver financial information and services to a range of internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. Information about our geographical net revenue and assets is set forth below:

	2003	2002	2001
Net revenue by geographic location:			
North America	$ 10,615	$ 17,464	$ 31,962
Europe	1,417	2,030	6,617
Asia Pacific	823	1,234	5,238
	$ 12,855	$ 20,728	$ 43,817

	2003		2002	
	Fixed assets	Goodwill and other intangible assets	Fixed assets	Goodwill and other intangible assets
North America	$ 359	$ –	$ 596	$ 12,565
Europe	253	–	797	–
Asia Pacific	–	–	25	–
	$ 612	$ –	$ 1,418	$ 12,565

For the year ended December 31, 2003, one customer accounted for 52% of revenue. For the year ended December 31, 2002, three customers accounted for 28%, 20% and 16% of revenue. For the year ended December 31, 2001, two customers accounted for 10% and 11% of revenue.

At December 31, 2003, two customers accounted for 50% and 17% of the accounts receivable balance. At December 31, 2002, two customers accounted for 40% and 20% of the accounts receivable balance.

13. Loss per share:

Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

14. Supplemental disclosure of cash flow information:

	2003	2002	2001
Supplemental cash flow information:			
Interest paid	$ 7	$ 211	$ 645
Interest received	281	1,346	8,270
Supplemental disclosure of non-cash financing and investing activities:			
Net assets acquired from business acquisitions less cash acquired	–	–	(6,223)
Common shares and replacement common share purchase options issued:			
Upon acquisition of TANTAU Software, Inc.	–	–	398,349
Common shares issued upon settlement of contingent consideration	–	1,414	1,330

15. Restructuring and other charges:

For the years ended December 31, 2003, 2002 and 2001, we recorded charges for restructuring activities and the write-down of fixed assets, long-term investments, goodwill and other intangible assets.

(a) Restructuring charges:

	Severance	Lease exit costs	Hosting exit costs	Write-down of inventory	Total
Provision, December 31, 2000	$ –	$ –	$ –	$ –	$ –
Activity during the year:					
Restructuring charges	8,888	7,600	–	–	16,488
Cash payments	(6,557)	–	–	–	(6,557)
Non-cash charges	–	(1,007)	–	–	(1,007)
Provision, December 31, 2001	$ 2,331	$ 6,593	$ –	$ –	$ 8,924
Activity during the year:					
Restructuring charges	7,991	2,472	7,438	2,748	20,649
Cash payments	(9,355)	(6,957)	(4,951)	–	(21,263)
Non-cash charges	–	(580)	–	(2,748)	(3,328)
Provision, December 31, 2002	$ 967	$ 1,528	$ 2,487	$ –	$ 4,982
Activity during the year:					
Restructuring charges	775	175	(900)	–	50
Cash payments	(1,450)	(1,563)	(996)	–	(4,009)
Provision, December 31, 2003	$ 292	$ 140	$ 591	$ –	$ 1,023

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

During 2003, we reduced our worldwide workforce by approximately 40 people and closed redundant facilities in an effort to reduce overall operating costs and to realign operating expenses and investments with a view to achieving operational profitability.

During 2002, we reduced our worldwide workforce by approximately 198 people, closed redundant facilities, wrote down inventory assets that were no longer part of our future strategy and wrote down unused fixed assets. We realigned our workforce following this reduction to allow us to focus on delivering software applications and infrastructure software to MNO's while servicing our global installed base of financial services clients. In addition, as part of the restructuring, we formalized a three-year arrangement with Computer Sciences Corporation ("CSC"), an unrelated party, whereby CSC will provide application hosting services to support our current hosting agreements until such time as the agreements expire or are assigned to CSC. We do not intend to enter into any further hosting agreements and will promote CSC as the preferred supplier of such services.

During 2001, we reduced our worldwide workforce by approximately 350 employees, closed redundant facilities and wrote down unused fixed assets in response to the slowdown in the demand for wireless solutions. We also recorded stock compensation expense in the amount of $3,625,000 related to the immediate recognition of deferred stock compensation for those employees whose stock options vested upon termination of employment. This amount has been included as part of "stock-based compensation" in the statements of operations.

(b) Write-down of intangible assets, fixed assets and investments:

	2003	2002	2001
Goodwill	$ 9,097	$ –	$ 299,572
Acquired technology	–	1,331	5,252
Other	–	–	9,909
WAEF technology	–	–	6,728
	$ 9,097	$ 1,331	$ 321,461
Fixed assets	$ –	$ 6,293	$ 3,156
Long-term investments (note 6)	$ –	$ 5,347	$ 9,975

(i) 2003 Goodwill write-down:

As required by generally accepted accounting principles, we performed our annual impairment review of goodwill. The annual impairment review was performed on December 31, 2003 resulting in a reduction of $9,097,000 in the carrying value of goodwill.

As we operate in one business segment and we have designated this business segment as our only reporting unit, we used a trailing average of our market capitalization to determine if there was an indication of impairment. As the trailing average market capitalization was less than the carrying value of our net assets, we performed a second test to assess the amount of the impairment. For purposes of performing this second step, the estimated fair value of the Company was allocated to all the assets and liabilities of the Company including those assets that may not have an accounting

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

carrying value such as customer relationships, customer contracts, technology, and other intellectual property. This fair value allocation is performed in a manner similar to a business acquisition purchase price allocation. As a result of this assessment, we determined that the excess of the Company's estimated fair value over the carrying value of its net assets was attributable to its intangible assets, leaving no remaining value to be allocated to goodwill. As a result, the remaining goodwill was written-down to nil.

(ii) 2001 write-down:
During 2001, we performed an assessment of the carrying values of intangible and other assets recorded in connection with our various acquisitions. The assessment was performed because a number of factors indicated that an impairment had arisen in the year ended December 31, 2001. The main indicators of impairment were the significant changes in valuations of companies in the technology sector, a reduction in the multiples used in valuing technology companies, such as revenue multiples, significant negative industry and economic trends impacting both our current operations and expected future growth rates, and decisions made by us related to the abandonment of certain acquired technology. Based on these factors, we concluded that a significant other than temporary impairment existed with respect to our intangible assets, primarily related to the goodwill and acquired technology associated with the acquisitions of Ezlogin, Spyonit and TANTAU.

In quantifying the impairment charge, we compared the expected future cash flows of each acquisition, including terminal value, to the respective carrying value of the assets of the business. Variables in the cash flows included estimated revenue contribution to our overall revenues and estimated costs. The cash flow periods used ranged between three and five years, consistent with the useful life of the related asset acquired. The discount rate ranged between 15% and 20% and was based on the risk-free rate, adjusted for risk factors of the acquired company.

As a result of our review, we determined that the carrying values of the acquired businesses were not fully recoverable. Accordingly, we recorded a $321,461,000 write-down of intangible and other assets based on the amount by which the carrying amount of the intangible and other assets exceeded the fair value calculated as described in the preceding paragraph. The goodwill and intangible assets write-down related to the goodwill and intangible assets that arose in the business acquisitions that we acquired primarily through the issuance of shares and replacement options which were valued, for accounting purposes, on the respective dates of the acquisition which were significantly higher than our share trading price at the time of determining the existence of an impairment.

(iii) Investments:
For the years ended December 31, 2002 and 2001, we performed reviews of our investments. Due to adverse changes in operating market conditions, several of our investments in other companies have experienced a significant other than temporary decline in their values. In order to determine the amount of the write-down, we assessed the fair market value of our investments and compared it to the investments' carrying values. The fair market values of these investments was determined based on a combination of the following: (a) if public, recent trading prices and the trend in trading prices; (b) values indicated by recent rounds of financing in the investee company; (c) valuations performed by the investee company or venture capitalists if the investee company is seeking a round of financing; and (d) changes in the market value of the investment relative to industry indices. The 2002 charge brought the value of investments on the consolidated balance sheet to nil.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

(iv) Fixed assets:
In connection with our restructuring activities and rationalization of premises, we have recorded write-downs of fixed assets representing abandoned and liquidated assets at amounts lower than carrying values.

16. Guarantees:

(a) General indemnities:
In the normal course of operations, we provide indemnification agreements to counterparties in transactions such as purchase contracts, service agreements, and leasing transactions. These indemnification agreements sometimes require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnification. No amount has been accrued in the consolidated financial statements with respect to these indemnification agreements.

(b) Product warranties:
Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party's intellectual property rights. To date, we have not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Our software license agreements also generally include a warranty that our software products will substantially operate as described in the applicable program documentation for a specified period after delivery. We also warrant that services we perform will be provided in a manner consistent with industry standards and in accordance with applicable specifications for a specified period from performance of the service. To date, we have not incurred any material costs associated with these warranties.

(c) Letters of credit:
At December 31, 2003, we have one outstanding letter of credit in the amount of $198,000 to secure Company credit cards. At December 31, 2002, we had one outstanding letter of credit in the amount of $962,000 to secure a lease payment due in January of 2003. During 2003, we entered into other letters of credit to secure future payments related to insurance premiums and deferred consideration. These were discharged upon payment of the amounts due. The letters of credit are secured by segregated short-term investments and are disclosed as restricted cash on the consolidated balance sheets.

17. Contingent liabilities:

The Company has been named in several class actions filed in federal court in the Southern District of New York between approximately June 13, 2001 and June 28, 2001 (collectively the "IPO Allocation Litigation"). The IPO Allocation Litigation was filed on behalf of purported classes of plaintiffs who acquired the Company's common shares during certain periods. These lawsuits have since been consolidated into a single action and an amended complaint was filed on or about April 19, 2002. Similar actions have or since been filed against over 300 other issuers that have had initial public offerings since 1998 and all are included in a single coordinated proceeding in the Southern District of New York.

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

The amended complaint in the IPO Allocation Litigation names as defendants, in addition to the Company, some former directors and officers of the Company (the "Individual Defendants") and certain underwriters of the Company's initial public offering of securities (the "Underwriter Defendants"). In general, the amended complaint alleges that the Underwriter Defendants: (1) allocated shares of the Company's offering of equity securities to certain of their customers, in exchange for which these customers agreed to pay the Underwriter Defendants extra commissions on transactions in other securities; and (2) allocated shares of the Company's initial public offering to certain of the Underwriter Defendants' customers, in exchange for which the customers agreed to purchase additional common shares of the Company in the after-market at certain pre-determined prices. The amended complaint also alleges that the Company and the Individual Defendants failed to disclose these facts and that the Company and the Individual Defendants were aware of, or disregarded, the Underwriter Defendants' conduct. In October 2002, the Individual Defendants were dismissed from the IPO Allocation Litigation without prejudice.

In July 2003, a committee of the Company's Board of Directors conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of the Company and of the Individual Defendants for the conduct alleged in the action to be wrongful in the amended complaint. The Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the Company's insurers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of the Company's insurers to the settlement, and the completion of acceptable final settlement documentation. Furthermore, the settlement is subject to a hearing on fairness and approval by the Court overseeing the IPO Allocation Litigation.

If the proposed settlement is not consummated, the Company intends to continue to vigorously defend itself and the Individual Defendants against these claims. However, due to the inherent uncertainties of litigation, and because the IPO Allocation Litigation is at a preliminary stage, we cannot accurately predict the ultimate outcome of the IPO Allocation Litigation.

18. Canadian and U.S. accounting policy differences:

Our financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a) Statement of comprehensive income:

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity except those arising from transactions with shareholders.

	2003	2002	2001
Loss based on Canadian GAAP and U.S. GAAP	$ (28,327)	$ (87,407)	$ (554,204)
Other comprehensive income, net of income taxes:			
Unrealized holding gains (losses) arising during the year	–	–	–
Realized gains included in income	–	–	(3,500)
Cumulative translation adjustment	76	9	(52)
Comprehensive loss based on U.S. GAAP	$ (28,251)	$ (87,398)	$ (557,756)

(Tabular amounts in thousands of U.S. dollars, except per share amounts)

In 2000, we made an investment in a publicly traded entity that we classified as an available-for-sale security. Under U.S. GAAP, we would record the investment at fair value, and record any unrealized gain or loss as a separate component of stockholders' equity. As at December 31, 2000 this would have resulted in investments and stockholders' equity on the balance sheet being increased by $3,500,000 and a separate caption in stockholders' equity entitled "accumulated other comprehensive income" with a balance of $3,500,000. As we sold the investment in 2001, the comprehensive income was appropriately adjusted to reflect the disposition.

(b) *Other disclosures:*

Included in accrued liabilities at December 31, 2003 is a restructuring provision of $1,023,000 (2002 - $4,982,000). Included in sales and marketing expenses is nil (2002 - $150,000; 2001 - $925,000) of bad debt expenses.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements and all of the information included in this annual report have been prepared by and are the responsibility of management and the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reflect management's best estimates and judgements based on currently available information. The significant accounting policies which management believes are appropriate for the Company are described in Note 2 of the consolidated financial statements.

The Company has developed and maintains an appropriate system for internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management's performance of its financial reporting responsibilities. The Board has appointed an Audit Committee comprised of three Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors. The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

John J Sims
Chief Executive Officer
724 Solutions Inc.

Glenn Barrett
Chief Financial Officer
724 Solutions Inc.

Auditors' Report To The Shareholders

We have audited the consolidated balance sheets of 724 Solutions Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
January 22, 2004

Selected Financial Data

Years ended December 31, 2003, 2002, 2001, 2000 and 1999
(Tabular amounts in thousands of U.S. dollars, except number of shares and per share amounts)

The selected consolidated statement of operations data for the years ended Descember 31, 2003, 2002 and 2001, and the balance sheet data as of December 31, 2003 and 2002 have been derived from the audited financial statements, which are included elsewhere in this report. The selected consolidated statement of operations data for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2001, 2000, and 1999 have been derived from other audited financial statements not included in this report. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

	2003	2002	2001	2000	1999
Revenue:					
Product	$ 6,964	$ 8,823	$ 27,054	$ 14,191	$ 1,697
Less stock-based compensation related to software development	-	-	-	(248)	(1,644)
Services	5,891	11,905	16,763	7,303	1,169
Total revenue	$ 12,855	$ 20,728	$ 43,817	$ 21,246	$ 1,222
Operating expenses:					
Cost of revenue	6,031	7,277	19,286	12,560	1,839
Research and development	9,433	16,636	39,052	28,876	7,158
Sales and marketing	6,968	17,241	36,807	12,531	2,574
General and administrative	4,086	6,973	15,904	13,868	3,609
Depreciation	908	5,068	8,142	3,946	752
Amortization of intangible assets	3,468	4,418	80,172	18,843	-
Stock-based compensation:					
Cost of revenue	14	311	411	653	19
Research and development	1,227	10,872	27,730	3,748	97
Sales and marketing	296	3,833	11,077	484	24
General and administrative	141	2,787	7,951	1,530	25
Restructuring charges	50	20,649	16,488	-	-
Write-down of fixed assets and goodwill, intangible and other assets	9,097	7,624	324,617	-	-
Total operating expenses	$ 41,719	$ 103,689	$ 587,637	$ 97,039	$ 16,097
Loss from operations	(28,864)	(82,961)	(543,820)	(75,793)	(14,875)
Interest income	254	751	5,773	11,582	1,044
Equity in loss of affiliate	-	-	(1,591)	(943)	-
Gain (loss) on sale of investments	283	150	(4,591)	-	-
Write-down of long-term investments	-	(5,347)	(9,975)	-	-
Dilution gain	-	-	-	1,890	-
Loss for the period	$ (28,327)	$ (87,407)	$ (554,204)	$ (63,264)	$ (13,831)
Basic and diluted loss per share	$ (4.73)	$ (14.71)	$ (97.20)	$ (17.12)	$ (8.19)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	5,983	5,942	5,702	3,696	1,689
Cash and cash equivalents	$ 13,436	$ 19,129	$ 60,279	$ 73,898	$ 65,287
Short-term investments	1,946	19,524	28,857	92,726	-
Working Capital	14,104	27,306	75,512	149,782	58,805
Other assets including goodwill and intangible assets	612	13,983	35,729	90,563	1,100
Total assets	18,939	55,666	135,830	287,316	73,242
Total shareholders' equity	14,716	41,289	109,246	262,263	62,168

The historic common share numbers have been adjusted to reflect the 10 for 1 share consolidation completed in the second quarter of 2003.

Market Prices of 724 Solutions' Common Shares

Our common shares are listed on the NASDAQ National Market under the symbol "SVNX" and on The Toronto Stock Exchange ("TSX") under the symbol "SVN." Between September 18, 2002 and June 12, 2003, our common shares were traded on the NASDAQ SmallCap Market. The following table sets forth the high and low closing sales prices per share of our common shares as reported on NASDAQ and The Toronto Stock Exchange for each of the quarters during the fiscal years ending December 31, 2003 and 2002.

Year Ended December 31, 2003

	NASDAQ (US$)		TSX (Cdn. $)	
	High	Low	High	Low
First quarter	$6.00	$3.30	$9.30	$4.80
Second quarter	$4.00	$2.31	$5.50	$3.42
Third quarter	$3.49	$2.50	$4.75	$3.50
Fourth quarter	$3.67	$2.55	$4.75	$3.43

Year Ended December 31, 2002

	NASDAQ (US$)		TSX (Cdn. $)	
	High	Low	High	Low
First quarter	$25.80	$12.80	$41.30	$20.60
Second quarter	$13.10	$4.50	$20.80	$6.70
Third quarter	$6.00	$3.20	$9.40	$5.20
Fourth quarter	$7.30	$2.60	$12.50	$4.40

As of March 8, 2004, 5,983,349 of our common shares were outstanding.

Record Holders

As of March 8, 2004, approximately 130 of the holders of record of our common shares had addresses in the U.S. These holders owned 3,901,910 common shares, or approximately 65% of our total issued and outstanding common shares.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Tax Information

We are incorporated in Canada. Certain U.S. and Canadian tax laws may impact any transactions that you make in our common shares, and other matters. Our annual report on Form 10-K contains a summary of these provisions.

Annual Meeting

The Annual General Meeting of Shareholders of 724 Solutions Inc. will be held on April 29, 2004 at 9:00 am in Santa Barbara, California.

Transfer Agent

Computershare Trust
Company of Canada

Auditors

KPMG LLP, Toronto

Investor and Public Relations

www.724.com/contactus/ir.asp

Share Information

Market Listings [Symbol]
Toronto Stock Exchange [SVN]
NASDAQ [SVNX]

Corporate Information

Internet Site

www.724.com

Corporate Office

724 Solutions (US) Inc.
1221 State Street
Suite 200
Santa Barbara, California 93101
T: 805.884.8308
F: 805.884.8311

Registered Office

724 Solutions Inc.
4101 Yonge St.
Suite 702
Toronto, Ontario M2P 1N6
Canada
T: 416.226.2900
F: 416.226.4456

Board of Directors

J. Ian Giffen
Chairman

John J. Sims
Chief Executive Officer

Joseph C. Aragona
General Partner
Austin Ventures

James D. Dixon
Former Executive
Bank of America

Barry J. Reiter
Chairman, Technology Group and Member of the Executive Committee
Torys LLP

Terry D. Kramer
Chief Executive Officer and President, Q Comm International

Officers

John J. Sims
Chief Executive Officer

Glenn Barrett
Chief Financial Officer

Russ Green
Vice President, Development

Eric Lowy
General Counsel and Corporate Secretary

Alan Prenoveau
Senior Vice President, Consulting & Delivery Services

Elda Rudd
Vice President, Marketing

7·24 solutions™

Corporate Office

1221 State Street
Suite 200
Santa Barbara, California
93101

T. 805.884.8308
F: 805.884.8311

For a listing of our international offices, please visit our website at

www.724.com